Rise Companies Corp.

11 Dupont Circle NW

9th Floor

Washington, DC 20036

VIA EDGAR

February 25, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010
Attn: Jonathan Burr

Re:	Rise Companies Corp. (the “Company”) Offering Statement on Form 1-A (the “Offering Statement”) filed January 31, 2020

File No. 024-11149

Dear Mr. Burr:

We filed the above-referenced Offering Statement on Form 1-A on January 31, 2020. Pursuant to Rule 461 under the Securities Act of 1933, we now respectfully request that the qualification date of the Offering Statement be accelerated and that the Offering Statement be declared qualified on February 27, 2020 at 9:00 AM, or as soon thereafter as is reasonably practicable.

Very truly yours,

/s/ Bjorn Hall
Bjorn Hall

cc:	Mark Schonberger, Esq.